Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2021

Hong Kong, March 5, 2021 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2020, or the first half of the Company’s fiscal year 2021.

First Half of Fiscal 2021 Highlights (all results compared to the six months ended December 31, 2019)

Revenues increased by 37.0% to $58.3 million from $42.6 million.

Operating income increased by 213.5% to $3.9 million from $1.2 million.

Net income increased by 114.9% to $4.9 million from $2.3 million.

Net income attributable to CLPS Incorporation’s shareholders increased by 105.2% to $4.9 million from $2.4 million.

Basic and diluted earnings per share was $0.30 compared to $0.17 basic and diluted earnings per share.

Net cash provided by operating activities increased by 66.2% to $9.4 million from $5.7 million.

Non-GAAP net income guidance for the fiscal year 2021 was adjusted upwards to 60%-65% from 32%-37%.

Mr. Raymond Lin, Co-Founder and Chief Executive Officer of CLPS, commented, “We have taken extreme but decisive actions and showed highly resilient operational delivery while prioritizing our people and clients during the pandemic. As a professional IT services provider, we stood abreast with our clients to enable and speed up digital transformation ensuring uninterrupted business operations.”

“Our growth strategy continued to prove its value, enabling us to pivot with agility in this challenging moment. During the period, we have done well in gaining more overseas and domestic clients within our core industry scope. We maintained strong relationship with our existing clients, which resulted to a 98% client retention rate. In addition, we further advanced our mergers and acquisition efforts both domestically and overseas. Our acquisition of the remaining 20% ownership stake in Ridik enabled us to expand our footprint not only in Singapore, but also to its neighboring countries in the Southeast Asia and Asia Pacific regions. In our commitment to sustain a sufficient supply of IT talents, we launched training programs in partnership with educational institutions and non-profit organization in Hong Kong. On top of our annual internship training program, CLPS Academy, the Company’s training arm, has successfully carried out its second wave of Global Fintech Internship Program. It aims to introduce fresh talents with up-to-date knowledge and skills in global fintech industry perspective, thus meeting the talent demand from our top tier and global client base.”

“I am pleased with the solid level of stability and momentum we achieved during the first half of fiscal 2021.I would like to extend my gratitude to our staff, clients, partners, and shareholders for your continued support particularly during this challenging time. We attribute our success to you for your trust and confidence in the Company.”

Ms. Rui Yang, Chief Financial Officer of CLPS, commented, “CLPS ended the first half of fiscal year 2021 financial results on a solid note. We delivered total revenue of $58.3 million, a sustained growth of 37.0% year-over-year. Our operating income and net income increased by triple digits year-over-year by 213.5% and 114.9%, respectively, due to the positive effects of the Company’s economies of scale. Our GAAP and non-GAAP basic and diluted earnings per share were $0.30 and $0.39, respectively. As a result of strong demand for IT services from our growing network of clients and enhanced operational efficiency, our non-GAAP net income guidance was adjusted upwards to 60%-65% from 32%-37% for the fiscal 2021. Looking forward, we remain focus and optimistic that our streamlined growth strategy will put us on a firm footing to reach our business goal for the remainder of fiscal 2021.”

First Half of Fiscal Year 2021 Financial Results

Revenues

In the first half of fiscal 2021, revenues increased by $15.7 million, or 37.0%, to $58.3 million from $42.6 million in the prior year period. This increase in revenue was mainly due to an increase in revenue from IT consulting services.

Revenues by Service

●	Revenue from IT consulting services increased by $15.5 million, or 37.2%, to $57.1 million and accounted for 97.8% of total revenue in the first half of fiscal 2021 from $41.6 million, or 97.7% of total revenue, in the same period of the previous year. The increase was primarily due to increased demand from existing and new clients. For the six months ended December 31, 2020 and 2019, 41.0% and 41.3% of IT consulting services revenue were from international banks, respectively.

●	Revenue from customized IT solution services increased by $0.4 million, or 51.1%, to $1.1 million and accounted for 1.8% of total revenue in the first half of fiscal 2021 from $0.7 million, or 1.6% of total revenue. The increase was primarily due to increased demand from existing clients in the banking and wealth management areas.

●	Revenue from other services decreased by $0.1 million, or 25.3%, to $0.2 million and accounted for 0.3% of total revenue in the first half of fiscal year 2021 from $0.3 million, or 0.6% of total revenue in the same period of the previous year. The decrease was primarily due to decreased demand for other services, including headhunting service.

Revenues by Operational Areas

Revenue from banking area increased by $7.1 million, or 33.1% to $28.7 million in the first half of fiscal 2021, from $21.6 million in the prior year period. Revenue from banking area accounted for 49.3% and 50.7% of total revenues in the first half of fiscal 2021 and 2020, respectively.

Revenue from wealth management area increased by $2.0 million, or 21.8% to $11.4 million in the first half of fiscal 2021, from $9.4 million in the prior year period. Revenue from wealth management area accounted for 19.6% and 22.0% of total revenues in the first half of fiscal 2021 and 2020, respectively.

Revenue from e-Commerce area increased by $2.3 million, or 42.0% to $7.7 million in the first half of fiscal 2021, from $5.4 million in the prior year period. Revenue from e-Commerce area accounted for 13.2% and 12.7% of total revenues in the first half of fiscal 2021 and 2020, respectively.

Revenue from automotive area increased by $1.5 million, or 72.9% to $3.5 million in the first half of fiscal 2021, from $2.0 million in the prior year period. Revenue from automotive area accounted for 6.0% and 4.7% of total revenues in the first half of fiscal 2021 and 2020, respectively.

Revenues by Geography

●	Revenue generated outside of Mainland China increased by 53.9% to $6.6 million in the first half of fiscal year 2021 from $4.3 million in the same period of the previous year. Revenue generated outside of Mainland China accounted for 11.4% of total revenue compared to 10.1% in the prior year period. The increase in revenue generated outside of Mainland China reflects the Company’s successful and continuous global expansion strategy.

Gross Profit

Gross profit increased by $3.1 million, or 20.2%, to $18.5 million in the first half of fiscal 2021 from $15.4 million in the prior year period.

Operating Expenses

Selling and marketing expenses increased by $0.4 million, or 27.7%, to $1.8 million in the first half of fiscal 2021 from $1.4 million in the prior year period due to the increase of salary expenses as new staff were hired, enabling the implementation of the Company’s global expansion strategy. As a percentage of total revenues, selling and marketing expenses decreased to 3.1% in the first half of fiscal 2021 compared to 3.3% in the prior year period. The decrease was primarily due to the increase in operational efficiency as a result of economies of scale brought about by the Company’s global expansion strategy.

Research and development expenses increased by $1.2 million, or 22.7%, to $6.2 million in the first half of fiscal 2021 from $5.0 million in the prior year period. The increase was primarily due to the increased research and development personnel related expenses which enables the Company’s continued R&D efforts in big data, cloud computing, robotic process automation (RPA) and artificial intelligence (AI). As a percentage of total revenues, research and development expenses decreased to 10.6% in the first half of fiscal 2021 compared to 11.8% in the prior year period. The decrease was primarily due to the increase in operational efficiency as a result of economies of scale.

General and administrative expenses decreased by $1.3 million, or 16.1%, to $6.6 million in the first half of fiscal 2021 from $7.9 million in the prior year period. As a percentage of total revenues, general and administrative expenses decreased to 11.4% in the first half of fiscal 2021 compared to 18.6% in the prior year period. The decrease was primarily due to the increase in operational efficiency as result of economies of scale and refined management, and decreased in general and administrative personnel expenses.

Operating Income

Operating income increased by $2.7 million, or 213.5%, to $3.9 million in the first half of fiscal 2021 from $1.2 million in the same period of the previous year. Operating margin was 6.7% in the first half of fiscal 2021 compared to 2.9% in the prior year period.

Other Income and Expenses

Total other income, net of other expenses decreased to $1.1 million in the first half of fiscal 2021 from $1.3 million in the prior year period.

Provision for Income Taxes

Provision for income taxes decreased by $0.3 million to $0.1 million in the first half of fiscal 2021 from $0.4 million in the same period of the previous year, mainly due to the accrued deferred income tax assets from accumulated losses of the Company’s subsidiaries.

Net Income and EPS

Net income increased by $2.6 million, or 114.9%, to $4.9 million in the first half of fiscal 2021 from $2.3 million in the prior year period. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income1 increased by $3.0 million, or 91.2%, to $6.4 million in the first half of fiscal 2021 from $3.4 million in the same period of the previous year.

After excluding the impact of non-controlling interests, net income attributable to CLPS Incorporation’s shareholders in the first half of fiscal 2021 was $4.9 million, or $0.30 basic and diluted earnings per share compared to net income attributable to CLPS Incorporation’s shareholders of $2.4 million, or $0.17 basic and diluted earnings per share. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income attributable to CLPS Incorporation’s shareholders2 in the first half of fiscal 2021 was $6.4 million, or $0.39 basic and diluted earnings per share. This is compared to non-GAAP net income attributable to CLPS Incorporation’s shareholders of $3.4 million, or $0.24 basic and diluted earnings per share, in the prior year period.

Cash Flow

As of December 31, 2020, the Company had cash and cash equivalents of $26.0 million compared to $12.7 million as of June 30, 2020.

Net cash provided by operating activities was approximately $9.4 million. Net cash provided by investing activities was approximately $0.1 million. Net cash provided by financing activities was approximately $2.4 million. The effect of exchange rate change on cash was approximately positive $1.4 million. The Company believes that its current cash position and cash flow from operations are sufficient to meet its anticipated cash needs for at least the next 12 months.

Financial Outlook

For fiscal year 2021, the Company expects, absent material acquisitions or non-recurring transactions, total sales growth in the range of approximately 30% to 35% compared to fiscal year 2020 financial results. The non-GAAP net income growth was adjusted in the range of approximately 60% to 65% from 32% to 37% as previously forecasted in the Company’s second half and full year of fiscal 2020 financial report.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2020, were translated at 6.5250 RMB to 1.00 USD compared to 6.9618 RMB to 1.00 USD as of December 31, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2020 and 2019 were 6.7734 RMB to 1.00 USD and 7.0297 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Conference Call Information

The Company will hold a conference call at 8:30 am ET on March 5, 2021 to discuss first half of fiscal 2021 results. Listeners may access the call by dialing:

U.S. Toll-Free:	+1-866-575-6539
U.S. Local /International:	+1-323-994-2028
Mainland China:	400 120 8590
Hong Kong:	800 961 384

To access the live webcast of the conference call, please visit this link. The live and archived webcast will also be available through the Company’s investor relations website at https://ir.clpsglobal.com.

A replay of the call will be available through March 19, 2021 by dialing:

U.S. Toll-Free:	+1-844-512-2921
U.S. Local/International:	+1-412-317-6671
Passcode:	3139679

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia, Southeast Asia and Hong Kong, and their PRC-based IT centers. The Company maintains 19 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Baoding, Chengdu, Guangzhou, Shenzhen, Hangzhou, Suzhou and Hainan. The remaining eight global centers are located in Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, LinkedIn, and Twitter.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of fiscal 2021, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP and GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com

[1]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

[2]	Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to the Company excluding share-based compensation expenses. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts in U.S. dollars (“$”), except for number of shares)

	As of December 31,	As of June 30,
	2020	2020
ASSETS
Current assets
Cash and cash equivalents	$25,981,167	$12,652,120
Short-term investments	-	636,934
Accounts receivable, net	31,205,299	25,753,856
Prepayments, deposits and other assets, net	1,545,239	1,280,967
Prepaid income tax	884,720	15,780
Amounts due from related parties	-	169,185
Total Current Assets	59,616,425	40,508,842

Property and equipment, net	585,079	452,472
Intangible assets, net	1,202,449	1,144,579
Goodwill	2,234,615	2,118,700
Long-term investments	900,091	680,131
Prepayments, deposits and other assets, net	537,063	244,387
Deferred tax assets, net	448,154	203,247
Total Assets	$65,523,876	$45,352,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$5,005,402	$2,161,239
Accounts payable and other current liabilities	773,511	489,043
Tax payables	1,626,017	1,426,614
Contract liabilities	868,222	755,178
Salaries and benefits payable	19,472,224	11,522,268
Amount due to related parties	67,918	-
Total Current Liabilities	27,813,294	16,354,342
Long-term bank loans	16,925	22,554
Deferred tax liabilities	143,846	163,163
Unrecognized tax benefits	311,923	194,939
TOTAL LIABILITIES	28,285,988	16,734,998
Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 16,345,053 shares issued and outstanding as of December 31,2020; 15,930,330 shares issued and outstanding as of June 30, 2020; 13,913,201 shares issued and outstanding as of June 30, 2019. *	1,635	1,593
Additional paid-in capital	30,081,334	28,586,048
Statutory reserves	2,954,993	2,803,811
Retained earnings (accumulated deficits)	2,028,791	（2,680,143)
Accumulated other comprehensive income (loss)	770,144	（1,362,665)

Total CLPS Incorporation’s Shareholders’ Equity	35,836,897	27,348,644

Non-controlling Interests	1,400,991	1,268,716

Total Shareholders’ Equity	37,237,888	28,617,360

Total Liabilities and Shareholders’ Equity	$65,523,876	$45,352,358

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements

of INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2020	2019

Revenues	58,318,208	42,568,264
Less: Cost of revenues (note 1)	(39,840,283)	(27,191,640)
Gross profit	18,477,925	15,376,624

Operating expenses
Selling and marketing expenses (note 1)	1,793,807	1,404,227
Research and development expenses	6,161,188	5,020,520
General and administrative expenses (note 1)	6,629,000	7,897,096
Other operating (loss), net	-	(187,496)
Total operating expenses	14,583,995	14,134,347
Income from operations	3,893,930	1,242,277
Subsidies and other income, net	1,185,916	1,371,912
Other expenses	(49,224)	(30,093)

Income before income tax and share of income in equity investees	5,030,622	2,584,096
Provision for income taxes	92,214	388,843
Income before share of income in equity investees	4,938,408	2,195,253
Share of (loss) income in equity investees, net of tax	(6,127)	99,468
Net income	4,932,281	2,294,721
Less: Net income (loss) attributable to non-controlling interests	72,165	(74,220)
Net income attributable to CLPS Incorporation’s shareholders	$4,860,116	$2,368,941

Other comprehensive income (loss)

Foreign currency translation gain (loss)	$2,226,431	$(139,745)
Less: foreign currency translation gain attributable to non-controlling interests	93,622	7,349
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders	$2,132,809	$(147,094)

Comprehensive income attributable to
CLPS Incorporation shareholders	$6,992,925	$2,221,847
Non-controlling interests	165,787	(66,351)
	$7,158,712	$2,155,496

Basic earnings per common share*	$0.30	$0.17
Weighted average number of share outstanding – basic	16,147,508	14,152,616
Diluted earnings per common share*	$0.30	$0.17
Weighted average number of share outstanding – diluted	16,174,530	14,204,248

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	$4,183	$5,068
Selling and marketing expenses	79,531	30,316
General and administrative expenses	1,411,613	1,031,265
	$1,495,327	$1,066,649

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2020	2019

Cost of revenues	$39,840,283	$27,191,640
Less: share-based compensation expenses	4,183	5,068
Non-GAAP cost of revenues	$39,836,100	$27,186,572

Selling and marketing expenses	$1,793,807	$1,404,227
Less: share-based compensation expenses	79,531	30,316

Non-GAAP selling and marketing expenses	$1,714,276	$1,373,911

General and administrative expenses	$6,629,000	$7,897,096
Less: share-based compensation expenses	1,411,613	1,031,265
Non-GAAP general and administrative expenses	$5,217,387	$6,865,831

Operating income	$3,893,930	$1,242,277
Add: share-based compensation expenses	1,495,327	1,066,649
Non-GAAP operating income	$5,389,257	$2,308,926

Operating Margin	6.7%	2.9%
Add: share-based compensation expenses	2.5%	2.5%
Non-GAAP operating margin	9.2%	5.4%

Net income	$4,932,281	$2,294,721
Add: share-based compensation expenses	1,495,327	1,066,649
Non-GAAP net income	$6,427,608	$3,361,370

Net income attributable to CLPS Incorporation’s shareholders	$4,860,116	$2,368,941
Add: share-based compensation expenses	1,495,327	1,066,649
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	$6,355,443	$3,435,590

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	16,147,508	14,152,616
GAAP Basic earnings per common share	$0.30	$0.17
Add: share-based compensation expenses	0.09	0.07
Non-GAAP basic earnings per common share	$0.39	$0.24

Weighted average number of share outstanding used in computing GAAP diluted earnings	16,174,530	14,204,248
Add: effect of dilutive securities	-	-
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	16,174,530	14,204,248

GAAP diluted earnings per common share	$0.30	$0.17
Add: share-based compensation expenses	0.09	0.07
Non-GAAP diluted earnings per common share	$0.39	$0.24